Andrews Kurth Kenyon LLP 600 Travis, Suite 4200 Houston, Texas 77002 +1.713.220.4200 Phone +1.713.220.4285 Fax andrewskurth.com

December 21, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. William H. Thompson

Re:	Cheniere Energy, Inc.
Cheniere Energy Partners LP Holdings, LLC
Cheniere Energy Partners, L.P.
Sabine Pass Liquefaction, LLC
Form 10-K for the Fiscal Year Ended December 31, 2015
Form 10-Q for the Quarterly Period Ended September 30, 2016
Filed February 19, 2016 and November 3, 2016
Forms 8-K filed January 15, 2016 and February 24, 2016
File Nos. 1-16383, 1-36234, 1-33366, and 333-192373

Ladies and Gentlemen:

As counsel to Cheniere Energy, Inc., Cheniere Energy Partners LP Holdings, LLC, Cheniere Energy Partners, L.P. and Sabine Pass Liquefaction, LLC (collectively, “Cheniere”), we confirm that Cheniere is in receipt of your comment letter dated December 15, 2016 (the “Comment Letter”) regarding Cheniere’s Form 10-K filed February 19, 2016, Form 10-Q filed November 3, 2016 and Forms 8-K filed January 15, 2016 and February 24, 2016. As discussed with Mr. Thompson, Cheniere respectfully requests additional time to respond to the Comment Letter and intends to provide a response no later than January 19, 2017. Should you have any questions regarding this request, please do not hesitate to contact me at 713.220.4351. Thank you very much for your courtesy and cooperation in this matter.

Very truly yours,

/s/ George J. Vlahakos

George J. Vlahakos Andrews Kurth Kenyon LLP

cc: Sean Markowitz, Cheniere Energy, Inc.

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